5-81939

06041125

RECD S.E.C.
JUL 2 0 2006
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Light & Power Holdings Ltd.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Barbados
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
AUG 0 1 2006
THOMSON
FINANCIAL

Light & Power Holdings Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Gerard S. DiFiore, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 549-0396
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 2, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) Rights Offering Circular of Light & Power Holdings Ltd. published in English in Barbados on August 2, 2006 (attached hereto as Exhibit A).

(b) Not applicable.

Item 2. ***Informational Legends***

Information legends pursuant to Rue 801(b) under the Securities Act of 1933, as amended, are included in the documents attached pursuant to Item 1 of this form.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1) Light & Power Holdings Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2) Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light & Power Holdings Ltd.

By: [signature]
Name: Hartley Richards
Title: Company Secretary

Date: July 19, **2006**

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
A	Rights Offering Circular of Light & Power Holdings Ltd. published in English in Barbados on August 2, 2006 (attached hereto as Exhibit A).

LIGHT & POWER HOLDINGS LTD.

RIGHTS OFFERING CIRCULAR

THE SECURITIES COMMISSION OF BARBADOS HAS NOT IN ANY WAY EVALUATED THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS OFFERING CIRCULAR HAS BEEN REGISTERED WITH THE REGISTRAR OF CORPORATE AFFAIRS AND INTELLECTUAL PROPERTY IN BARBADOS IN ACCORDANCE WITH THE PROVISIONS OF THE COMPANIES ACT CAP. 308 OF THE LAWS OF BARBADOS AND THE REGISTRAR OF CORPORATE AFFAIRS AND INTELLECTUAL PROPERTY TAKES NO RESPONSIBILITY AS TO THE VALIDITY OR THE VERACITY OF THE CONTENTS OF THIS RIGHTS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONSTITUTES AN OFFERING OF SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE, AND THEREIN ONLY BY PERSONS PERMITTED TO OFFER AND SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT") OR ANY STATE SECURITIES LAWS IN THE UNITED STATES AND WILL NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, "U.S. PERSONS" (AS THAT TERM IS DEFINED IN REGULATION S OF THE US SECURITIES ACT), EXCEPT IN ACCORDANCE WITH THE EXEMPTION FROM SUCH REGISTRATION PROVIDED BY RULE 801 OF THE US SECURITIES ACT OR IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT.

IMPORTANT NOTICE

PLEASE CONSULT YOUR FINANCIAL ADVISOR OR ATTORNEY-AT-LAW IF YOU DO NOT FULLY UNDERSTAND THE CONTENTS OF THIS RIGHTS OFFERING CIRCULAR OR IF YOU HAVE ANY QUERIES CONCERNING THE CIRCULAR.

DATED THE 2ND DAY OF AUGUST, 2006

TABLE OF CONTENTS

Please read this material carefully as you are required to make a decision prior to 4:00 p.m. (Barbados time) on September 1, 2006.

RIGHTS OFFERING CIRCULAR **August 2, 2006**

The following is a summary of certain information contained in this Circular. The summary is qualified in its entirety by the more detailed information contained elsewhere in the Circular. Shareholders are encouraged to read the entire Circular. Capitalized terms used and not defined herein have the meanings ascribed to such terms elsewhere in this Circular.

LIGHT & POWER HOLDINGS LTD.

OFFERING OF RIGHTS TO SUBSCRIBE FOR COMMON SHARES

Summary of Rights Offering

Issuer	Light & Power Holdings Ltd. (the "Company").
Issue	2,897,691 Rights to subscribe for up to 2,897,691 Common Shares of the Company.
Record Date	July 21, 2006.
Expiry Time	4.00 p.m. Barbados time, on September 1, 2006 (i.e. 30 days from the date of issue of the Rights Offering).
Subscription Price	BDS $10.00 per Common Share.
Distribution of Rights	One Right is granted for every five Common Shares of the Company held at the close of business on the Record Date.
Basic Subscription Privilege	One Right and the payment of BDS$10.00 is required to purchase One Common Share.
Maximum number of securities issuable	2,897,691 Common Shares.
Payment	Cheque payable to Light & Power Holdings Ltd. in the amount of the purchase price of Common Shares subscribed for.
Additional Subscription Privilege	Holders of Rights Certificates will be entitled to subscribe, at the Subscription Price, for additional Common Shares, if any, available as a result of unexercised Rights.
Principal Shareholders	Canadian International Power Company Limited and National Insurance Board have expressed an intention to fully exercise their respective Rights.
Gross Proceeds	BDS$28,976,910.00.
Standby Commitment	Canadian International Power Company Limited (one of the Company's Principal Shareholders) has agreed to purchase at the Subscription Price, all of the Common Shares not otherwise purchased by the other shareholders of the Company pursuant to the exercise of Rights, including the Additional Subscription Privilege.
Subscription Agent	BNB Finance & Trust Corporation.

Use of Proceeds	The estimated net proceeds of this Rights Offering will be approximately BDS$28,556,910.00 after payment of expenses of the issue, estimated at BDS$420,000.00. The net proceeds will be used for investment in telecommunications projects, in a real estate project (see "Description of the Projects") and for general corporate purposes, which may include working capital, acquisitions or investment opportunities.
Listing	The Rights will be listed on the Barbados Stock Exchange and will be posted for trading until 1:00 pm (Barbados time) on September 1, 2006. The Barbados Stock Exchange has conditionally approved the listing of the Common Shares issuable on exercise of the Rights.
Estimated Expenses of the Offering	BDS$420,000.00.

NOTICE TO U.S. PERSONS

THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THIS DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE U.S. FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE THE FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE RIGHTS ISSUED PURSUANT TO THIS RIGHTS OFFERING MAY NOT BE OFFERED, SOLD OR TRANSFERRED BY U.S. PERSONS (AS THAT TERM IS DEFINED IN REGULATION S OF THE U.S. SECURITIES ACT), EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S (RULES 901 THROUGH 905). COMMON SHARES ACQUIRED PURSUANT TO THE EXERCISE OF RIGHTS ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(A)(3) UNDER THE U.S. SECURITIES ACT.

To: Holders of Common Shares of LIGHT & POWER HOLDINGS LTD.

LIGHT & POWER HOLDINGS LTD. ("Holdings" or "the Company") is issuing rights (the "Rights") to the holders of record (the "Shareholders") of its outstanding common shares (the "Common Shares") at the close of business (Barbados time) on July 21, 2006 (the "Record Date"). Each holder of a Common Share has been issued one Right for every five Common Shares held at the close of business (Barbados time) on the Record Date. Each Right entitles the holder thereof to subscribe for one Common Share at a price of BDS$10.00 per share (the "Basic Subscription Privilege"). Purchases must be made for a whole number of Common Shares. No minimum amount is required to be raised pursuant to the exercise of the Rights. Holders of Rights that exercise their Rights in full are entitled to subscribe for additional Common Shares ("Additional Shares") pursuant to the Additional Subscription Privilege described in this Circular (*see "Details of the Offering-Additional Subscription Privilege"*). Canadian International Power Company Limited, a wholly owned subsidiary of Leucadia National Corporation, has agreed to purchase, at the Subscription Price, all of the Common Shares not otherwise purchased by the other Shareholders of the Company pursuant to the exercise of Rights, including the Additional Subscription Privilege. The Rights expire at 4.00 p.m. (Barbados time) on September 1, 2006 (i.e. 30 days from the date of the issue of the Rights Offering (the "Expiry Time"). No shares will be allotted on the basis of this Circular later than 3 months after the date of issue of the Circular.

A transferable certificate (a "Rights Certificate") evidencing the total number of Rights to which a Shareholder is entitled has been sent with this Circular to each Shareholder. To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by BNB Finance & Trust Corporation (the "Subscription Agent") prior to the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value. **The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.**

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

IF A SHAREHOLDER ELECTS NOT TO EXERCISE ITS RIGHTS, THE SHAREHOLDER'S PERCENTAGE HOLDINGS OF COMMON SHARES IN THE CAPITAL OF THE COMPANY WILL BE DILUTED AS A RESULT OF THE EXERCISE OF RIGHTS BY OTHER SHAREHOLDERS.

THE RIGHTS CERTIFICATES AND THE COMMON SHARES TO WHICH THE RIGHTS CERTIFICATES RELATE ARE REGISTERED UNDER THE SECURITIES ACT 2001-13 OF THE LAWS OF BARBADOS. THIS RIGHTS OFFERING IS NOT BEING MADE IN ANY COUNTRY WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFERING, AND UNDER NO CIRCUMSTANCES IS IT TO BE CONSTRUED AS, AN OFFERING OF SECURITIES FOR SALE IN ANY OTHER JURISDICTION OR A SOLICITATION THEREIN OF ANY OFFER TO BUY ANY COMMON SHARES OR OTHER SECURITIES OF THE COMPANY FROM ANY PERSON OR AGENT TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

BUSINESS OF LIGHT & POWER HOLDINGS LTD.

The Company

The Company was incorporated in Barbados on 9th October, 1997 under the Companies Act, Chapter 308 of the Laws of Barbados and has its registered office at Garrison Hill, St. Michael, Barbados. The Company is an investment company. The Barbados Light & Power Company Limited is a wholly owned subsidiary of Holdings. The Barbados Light & Power Company Limited is the sole supplier and distributor of electricity in Barbados.

The companies comprising Holdings are the following:

The Barbados Light & Power Company Limited;
LPH Telecom Ltd.; and
LPH Real Estate Inc.

REASON FOR THE RIGHTS OFFERING

NEW PROJECTS

As described below, the Company has identified two new businesses in which to invest, in addition to the business of The Barbados Light & Power Company Limited, namely the telecommunications business and the real estate development and management business.

The proceeds from this Rights Offering will be used by the Company to invest through LPH Telecom Ltd., a wholly owned newly formed subsidiary of the Company, in a fibre optic telecommunications network built to service the eastern Caribbean, including Barbados, and in a telecommunications service provider in Barbados, and through LPH Real Estate Inc., a wholly owned newly formed subsidiary of the Company, in a real estate project located in Barbados, all as further described below.

Telecommunications Project

Background

Until mid-2003, all local exchange services, mobile cellular service, international switched long distance and local and international data transmission services in Barbados were exclusively provided by Cable & Wireless (Barbados) Limited ("CWB"). International communications connectivity has been provided through CWB's partial ownership of the Eastern Caribbean Fibre System ("ECFS") and via satellite earth stations. The ECFS extends through the Eastern Caribbean from Tortola in the British Virgin Islands to Chaguaramus, Trinidad in the south and serves a population of approximately 3.0 million.

In 2003, the Government of Barbados announced its intention to open the telecommunications market in Barbados to competition on a phased-in basis. This has been achieved starting with the award of mobile wireless licenses in 2003, followed by licenses for long distance resale, fixed wireless, and Internet services in 2004, and, most recently, by the award of international service provider licenses in February 2005.

In order to provide complex, high bandwidth networks for sophisticated business and government institutions, Tele (Barbados) Inc. ("TeleBarbados") was formed in Barbados in 2002. TeleBarbados will be 25% owned (indirectly) by the Company and 75% owned (indirectly) by Leucadia National Corporation ("Leucadia"), a publicly traded, New York corporation whose common shares are listed on the New York Stock Exchange. Leucadia indirectly owns 100% of Canadian International Power Company Limited, which holds

36.34% of the Company's outstanding Common Shares as of December 31, 2005 (see "Details of the Offering – Standby Commitment").

In 2004, Antilles Crossing LP, a limited partnership that is jointly owned by the Company and Leucadia, was formed under the laws of Delaware, U.S.A. This partnership, together with a group of affiliated and subsidiary companies, including Antilles Crossing International, LP, a limited partnership formed under the laws of Delaware, U.S.A, Antilles Crossing (St. Lucia) Limited, a company formed under the laws of St. Lucia and Antilles Crossing – St. Croix, Inc., a corporation formed under the laws of St. Croix, U.S. Virgin Islands (together "the AC International Group"), will be 25% owned (indirectly) by the Company and 75% owned (indirectly) by Leucadia National Corporation ("Leucadia") and has constructed a fibre optic network between St. Croix and Barbados to provide competitive international communications services in the Eastern Caribbean.

TeleBarbados

Overview

Following the license application calls by the government of Barbados in 2003, TeleBarbados applied for and received licenses for long distance resale, fixed wireless and Internet services in Barbados.

It is intended that TeleBarbados will purchase international communications capacity for its own use from the AC International Group, an affiliated group in which a subsidiary of the Company will hold a 25% interest, and a Leucadia subsidiary will hold a 75% interest. See "Antilles Crossing International" below.

Business Strategy

Initially, TeleBarbados will target the delivery of voice and data communication services to the Barbados business and government community. An emphasis will be placed upon service offerings that will be attractive to medium and large business clients with regional and/or international telecommunication requirements.

Commercial services will include:

- **International Data Network** – TeleBarbados will offer services to international companies and other enterprises seeking dedicated access to and from Barbados. In addition, TeleBarbados expects that its facilities will be attractive to entities seeking network redundancy. Compared to the current competitive offerings, TeleBarbados expects to deliver greater performance through increased bandwidth and network reliability. TeleBarbados' international wide area network will deliver digital dedicated point-to-point connections around the globe providing high performance and security for all high usage business applications, which may include videoconferencing, data transfer and imaging. The international service offerings will include 256kb, 512kb, full T-1 and Ethernet services 1Mb and greater.

- **Outbound Long Distance** – Competitive long distance rates will be complemented by positive performance increases in both the reliability of access and call quality. Subject to regulatory approval and anticipated changes in regulatory policy, initial service voice offerings will offer consumers the ability to connect internationally through 1-plus (equal access long distance) and 10-10-xxx (dial-around long distance) even if they are not subscribers to TeleBarbados' local exchange services.

- **Domestic (Local) Data Network Services** – TeleBarbados will deliver end-to-end connectivity through a combined terrestrial fibre network and fixed-wireless WAN service offerings.

- **High Speed Wireless Internet Service** –TeleBarbados' Internet service offerings will deliver highly reliable and scalable access to the Internet through the latest wireless technology. The initial market approach will target medium to large business subscribers. The service will include synchronous 512kb – 2Mb with both dynamic and static IP.

Additional services may be offered as appropriate.

Network Facilities

The construction of the TeleBarbados domestic network facilities has been timed to coincide with the connection of the AC International Group's fibre optic network to Barbados in June of 2006.

TeleBarbados is in the process of building a carrier grade, on-island communications network using a combination of fixed wireless, terrestrial fibre and radio frequency technology. TeleBarbados will operate its domestic network infrastructure and will interconnect with CWB's networks and the public switched telephone network under regulated interconnection agreements.

Management and Personnel

A number of Barbadians and outside consultants have been engaged to construct the network and the sales, administrative, and accounting staff are in the process of being hired. Leucadia, through an indirect subsidiary that will hold a 75% interest in TeleBarbados, will manage TeleBarbados.

Competition

We believe that direct competition for TeleBarbados will come from CWB, as well as potential new market entrants who will model their businesses and service offerings with a combination of (i) reliance upon CWB for last mile connectivity, (ii) fixed-wireless, and (iii) reliance upon the ECFS and/or the AC System (as defined below), for international connectivity.

In addition to TeleBarbados, the Government of Barbados has issued fixed wireless domestic networks licenses to Wiiscom Technologies Inc., Last Mile Holdings and Digicel (Barbados) Ltd. Additional competitors will include a number of smaller licensees who operate private networks on a mesh or point-to-point basis for corporate clients and government institutions.

It is unclear if Voice over Internet Protocol ("VoIP") will be licensed in Barbados. In most instances, VoIP services are priced substantially below circuit-switched rates. Rapid deployment and market acceptance of VoIP services could negatively impact TeleBarbados revenues and incomes.

<u>**Antilles Crossing International**</u>

Overview

Barbados has been in the process of opening its telecommunications industry to competition over the last few years. One of the results of this process was the issuance of licenses to build (in September 2004) and operate (in February 2005) new subsea networks to

Barbados. Antilles Crossing, LP, a limited partnership organized under the laws of Delaware, U.S.A and owned 25% by the Company and 75% by Leucadia (through subsidiaries) was one of two entities which were offered an international landing license. The AC International Group has constructed a 939-kilometre repeatered collapsed ring submarine fibre optic network ("the AC System") between St. Croix in the U.S. Virgin Islands and Bridgetown, Barbados under a fixed-price construction contract with Tyco Telecommunications (US) Inc.

The island of St. Lucia has been connected to the AC System via an underwater branching unit located approximately 40 kilometres northwest of the Vigie Bay landing point. We expect that by the end of 2007, the St. Lucia landing station will interconnect with affiliates and other telecommunications carriers in St. Lucia, Martinique, St. Vincent, the Grenadines and Grenada. As a result, the AC System eventually could reach a total population exceeding 1.0 million, including Barbados.

The AC International Group has received all of the licenses required to complete the AC System from St. Croix to Barbados and construction of the system has been completed. The AC System was placed into commercial service in June 2006. If telecommunications demand in the Eastern Caribbean increases to the point where additional capacity is required, the electronics on the system can be upgraded, thereby expanding the total capacity of the system to 80 GB per second.

The AC International Group has procured upstream connectivity from a landing station in St. Croix to international teleports in Miami, Florida and New York City, New York, U.S.A under a 15 year indefeasible right of usage contract with subsidiaries of Global Crossing Limited (collectively "Global Crossing"). This capacity will allow the AC International Group to deliver communications traffic to and from the Eastern Caribbean and the rest of the world.

The AC System is only the second fibre optic system to land in Barbados. The AC System will provide customers with high speed bandwidth technology, increased capacity to the islands of Barbados and St. Lucia, and, for the first time, the choice of international carriers. The AC System has been initially configured to carry twelve times the rated capacity of the existing ECFS fibre.

Maintenance

The AC System has been constructed with redundancies to minimize service interruptions. In order to further minimize any potential service interruption, the AC International Group expects to contract with a reputable subsea maintenance organization. The AC International Group also anticipates entering into arrangements for redundant fibre or satellite capacity to ensure continued traffic transmission during any fibre break.

Routing of the AC System

The following map outlines the location and route of the AC System.


PUERTO RICO
MUERTOS TROUGH
S E A
VENEZUELAN
BASIN
GRENADA
BASIN
NORTH EQUATORIAL CURRENT

Operations

It is expected that the total contracted commitment with Global Crossing under the indefeasible right of use contract together with existing options for additional capacity is sufficient to meet all of the AC International Group's foreseeable capacity needs for the next 15 years.

Ongoing operational costs of the system are largely fixed and will include the costs of rents, power, insurance, subsea maintenance, network management, franchise fees or revenue levies and sales and management support.

Business Strategy

Beginning in June, 2006 the AC International Group intends to sell international wholesale capacity to communications carriers such as Internet service providers, television broadcasters and foreign telecommunications carriers desiring to terminate traffic in the Eastern Caribbean. Licensed domestic (wireline and wireless) carriers, Internet service providers and broadcasters desiring to terminate traffic outside of the Eastern Caribbean are also expected to contract for capacity and managed service offerings.

Competition

Currently, the ECFS is the only other subsea system landing in Barbados and St. Lucia. CWB and its affiliates control access to the ECFS on Barbados and St. Lucia and provide essentially the same services to customers (including for their own use) that the AC International Group intends to provide. The AC International Group's fibre optic facilities will also be subject to competition from Very Small Aperture Terminal (VSAT) satellite installations located in the Eastern Caribbean operated directly by licensed carriers and by individual business establishments.

Real Estate Project

Savoy Properties

Savoy Properties SRL, a society with restricted liability, was organised under the Societies with Restricted Liability Act, 1995-7 of the laws of Barbados on May 21, 2002. The main types of business the Society proposes to carry on are: to own, develop, re-develop, reposition, operate, lease or otherwise realize value from certain properties; and to carry on any other lawful business purpose or activity permitted by the Societies with Restricted Liability Act.

Savoy Properties SRL was formed pursuant to a Memorandum of Understanding dated February 22, 2001, as amended on December 18, 2003, among Barbados Tourism Investment Inc., the Company, and Leucadia (the "Memorandum of Understanding"), for the purpose of investing in two beach front properties, the Savoy and the Eye Ward located at the junction of Jemmotts Lane and Bay Street, Bridgetown, Barbados and the open Lot between these two properties respectively.

The Company and Leucadia each have a 45% membership interest in Savoy Properties, and Barbados Tourism Investment Inc. has a 10% membership interest.

The Project will involve the design, building, marketing and management of two office buildings, and possibly a pier and a restaurant, to be constructed on the lands to be owned by Savoy Properties on Bay Street in Bridgetown, Barbados. It is intended that this project will comprise approximately 15,000 net leasable square feet of "class A" office space and, if built a 4,000 total square foot fine dining restaurant, 2,600 square feet of which will be air conditioned. The Savoy Properties project has secured all required permits and final construction bids are being secured, a contractor will be chosen and construction is anticipated to start in late 2006. The buildings are projected to be completed within two years of their start date.

DETAILS OF THE OFFERING

Rights and Certificates

Each registered holder of Common Shares is entitled to one Right for every five Common Shares held at the close of business on the Record Date. Rights to subscribe for an aggregate of 2,897,691 Common Shares of the Company will be issued to the holders of Common Shares. As of the date hereof, there are 14,488,457 Common Shares outstanding.

A transferable certificate (a "Rights Certificate") evidencing Rights to subscribe for Common Shares upon the terms of this offer is being sent to each holder of the Common Shares of record on the Record Date. Each Rights Certificate indicates the number of Rights to which the holder is entitled. The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Basis of Rights Offering

Subject to the discretion of the directors to ignore or adjust fractions of Rights, one Right is granted for every five Common Shares held on the Record Date. One Right and the payment of BDS$10.00 is required to purchase one Common Share.

Expiry Time

Rights will expire and become void for all purposes at 4.00 p.m., Barbados time, on September 1, 2006 (i.e. 30 days from the date of issue of the offering). **Rights not exercised prior to the Expiry Time will be void and of no value. However, the Company reserves the right to extend the Expiry Time, subject to regulatory approvals, if the Company determines that the timely exercise of the Rights may have been prejudiced due to unforseen circumstances.**

Purchase and Sale of Rights

The Rights will be posted for trading on the Barbados Stock Exchange ("BSE") and trading of Rights on the BSE will terminate at 1:00 p.m. (Barbados time) on September 1, 2006.

The Rights evidenced by Rights Certificates may be transferred to others by delivery of such Rights Certificates, provided that the assignment form (Form 3) on the face of the Rights Certificate has been duly executed by the registered holder (see "How to Use the Rights Certificate – To Sell or Transfer Rights – Form 3"). Rights may be bought or sold through any registered dealer or broker in Barbados. Change of record ownership may only be effected by the delivery of the Rights Certificates at the offices of the Subscription Agent. The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Payment of any service charge, commission or other fee payable in connection with the exercise or trade of Rights (other than the fee for the services to be performed by the Subscription Agent referred to under "Subscription Agent and Subscription Office") shall be the responsibility of the Rights holder. The Company has not employed the services of any person entitled to receive a commission or similar fee in connection with the solicitation of the exercise of the Rights.

Additional Subscription Privilege

A holder of a Rights Certificate who fully exercises the Rights evidenced thereby and subscribes for the maximum number of Common Shares that can be subscribed for pursuant to the Basic Subscription Privilege will also have the right, prior to the Expiry Time, to subscribe for Additional Shares at the Subscription Price. See *"How to Use the Rights Certificate – To Apply for Additional Shares- Form 2"*.

The Common Shares available for such purposes shall be those Common Shares issuable pursuant to Rights that have not been exercised prior to the Expiry Time. Where there are a sufficient number of Additional Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Shares will be allotted the number of Additional Shares for which such holder has subscribed. If there should be an insufficient number of Common Shares available to satisfy the subscriptions for Additional Shares, each holder who has validly subscribed for Additional Shares will be allocated Additional Shares in the manner described under *"How to Use The Rights Certificate – To apply for Additional Shares- Form 2"*.

Offering Made Only in Barbados

The Rights Certificates and the Common Shares to which the Rights Certificates relate are registered under the Securities Act 2001-13 of the laws of Barbados. This Rights Offering is not being made in any country where it is unlawful to make such an offering, and under no circumstances is it to be construed as an offering of securities for sale in any other jurisdiction or a solicitation therein of any offer to buy any Common Shares or other securities of the Company from any person, or any persons, or agent, who appears to be, or whom the Company has reason to believe is, a resident of any other country.

Trading

The outstanding Common Shares are listed and posted for trading on the Barbados Stock Exchange. The Barbados Stock Exchange has conditionally approved the listing of the Common Shares issuable upon exercise of the Rights, subject to the Company fulfilling all of the requirements of the Barbados Stock Exchange.

Dilution to Existing Shareholders

If a holder of Common Shares wishes to retain that holder's current percentage ownership in Light & Power Holdings Ltd. and assuming that all Rights are exercised, that holder should purchase the Common Shares for which the holder may subscribe pursuant to the Rights delivered with this Rights Offering. If that holder does not do so and other Rights holders exercise any of their Rights, that holder's current percentage ownership in Light & Power Holdings Ltd. will be diluted by the issue of Common Shares under this Rights Offering.

Subscription Agent And Subscription Office

The Subscription Agent, at its office at Independence Square, Bridgetown in Barbados (the "Subscription Office"), has been appointed by Light & Power Holdings Ltd. to:

(a) receive subscriptions and payments from subscribers for Common Shares under the Basic Subscription Privilege;

(b) receive subscriptions and payments from subscribers for additional Common Shares under the Additional Subscription Privilege; and

(c) act as registrar and transfer agent for the Rights and the common shares issued to Shareholders pursuant to the Rights.

The Company will pay for all services of the Subscription Agent.

No Underwriting

Common Shares offered hereby are not subject to an underwriting agreement and no minimum number is required to be sold.

Standby Commitment

The Company has entered into a standby purchase agreement with Canadian International Power Company Limited (the "Standby Purchaser"), the owner of 36.34% of the Company's Common Shares and an indirect wholly-owned subsidiary of Leucadia. Pursuant to the standby purchase agreement, the Standby Purchaser has agreed to purchase from the Company, and the Company has agreed to sell to the Standby Purchaser, at the Subscription Price, all Common Shares not otherwise purchased pursuant to the exercise of Rights, including the Additional Subscription Privilege by other shareholders. The Standby Purchaser has not received a fee or commission from the Company for entering into the standby purchase agreement, nor will it receive a fee or commission upon the purchase of

Common Shares pursuant to the agreement. The sale of Common Shares to the Standby Purchaser, if any, pursuant to the standby purchaser agreement will be consummated promptly following the Expiry Time.

Certificates for Common Shares Issued on Exercise of Rights Certificates

Certificates for Common Shares subscribed for, registered in the name of the subscriber, will be delivered as soon as practicable after the Expiry Time. Unless otherwise instructed, certificates for Common Shares will be issued and forwarded to the subscriber at the address set out on the face of the Rights Certificate.

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a) subscribe for Common Shares under the Basic Subscription Privilege (Form 1);
(b) subscribe for Additional Shares under the Additional Subscription Privilege (Form 2);
(c) sell or transfer Rights (Form 3); and/or
(d) divide, combine or exchange a Rights Certificate (Form 4).

Unexercised Rights

Subject to the ability to divide or combine a Rights Certificate described under "*To Divide or Combine the Rights Certificate – Form 4*", a Rights Certificate holder that completes Form 1 so as to exercise some but not all of the Rights evidenced by such Rights Certificate shall be deemed to have elected not to exercise the balance of such Rights and such balance shall be void and of no value.

Similarly, if a Rights Certificate holder fails to surrender such holder's Rights Certificate to the Subscription Agent prior to the Expiry Date in the manner described herein, surrenders such Rights Certificate but fails to complete Form 1 or Form 2 on such Rights Certificate, or fails to make payment of the Subscription Price in the manner described herein in respect of any Common Shares which such holder elects to purchase, such holder will be deemed to have elected not to exercise the Rights represented by such Rights Certificate (or such portion thereof in respect of which such holder has failed to make payment).

Signatures

When a Rights Certificate is signed by the registered holder, the signature should be witnessed by an Attorney-at-Law, Registered Broker, Bank Officer, Gazetted Police Officer or a Justice of the Peace. A Rights Certificate if signed by a trustee, executor, administrator or officer of a company or any person acting in a fiduciary or representative capacity, must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

Payment of Purchase Price

The aggregate Subscription Price for all Common Shares subscribed for pursuant to the Basic Subscription Privilege, and to the Additional Subscription Privilege is payable in Barbadian currency by cheque payable at par (without deduction for bank service charges or otherwise) to, or to the order of, Light & Power Holdings Ltd.

The method of delivery of a subscription is at each holder's discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery and registered mail is suggested.

All payments, together with the duly completed Rights Certificate, must be delivered to the Subscription Agent prior to the Expiry Time.

To Subscribe for Shares – Form 1

One Right and the payment of BDS$10.00 is required to subscribe for one Common Share (the "Basic Subscription Privilege"). The holder of a Rights Certificate may subscribe for all or any lesser number of Common Shares to which the Rights Certificate entitles such holder by completing Form 1 and delivering the Rights Certificate and the Subscription Price for such Common Shares to the Subscription Agent at the Subscription Office described under "*Details of the Offering - Subscription Agent and Subscription Office*".

Completion of Form 1 constitutes a representation that the holder is a holder of record of outstanding Common Shares as of the Record Date.

To Apply for Additional Shares – Form 2

A Rights Certificate holder who subscribes for all of the Common Shares to which a Rights Certificate entitles such holder, pursuant to the Basic Subscription Privilege, may subscribe for as many Additional Shares as desired (at the Subscription Price) by completing Form 2 specifying the number of Additional Shares desired. **The completion of Form 2 constitutes a binding offer to purchase the number of Additional Shares specified.** If there should be insufficient Common Shares available to satisfy the subscriptions for Additional Shares, the number of Common Shares, if any, available to an applicant for Additional Shares will, at the discretion of the directors, be prorated. Without limiting the discretion of the directors, it is anticipated that the following formula will be used:

Number of excess shares available multiplied by individual application for excess shares divided by aggregate amount of excess shares applied for by all applicants.

If any Rights holder has subscribed for fewer Additional Shares than such holder's pro rata allocation of Additional Shares set out above, the excess Additional Shares will be allocated in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

Rights holders are to forward payment in full for Additional Shares subscribed for in Form 2 with the completed Rights Certificates to the Subscription Agent at the Subscription Office. The Subscription Price for Additional Shares is payable in Barbadian funds by cheque payable to the order of Light & Power Holdings Ltd. All payments together with the duly completed Rights Certificate must be delivered to the Subscription Agent prior to the Expiry Time.

If there should be insufficient Common Shares available to satisfy the subscriptions for Additional Shares then, the excess Subscription Price delivered with respect to Common Shares that are unavailable shall be returned, without interest, to Rights holders as soon as practicable after the Expiry time.

To Sell or Transfer Rights – Form 3

A Rights Certificate holder may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights personally or through registered dealers by completing the transfer on Form 3 on the face of the Rights Certificate and delivering the Rights Certificate to a purchaser (the Transferee). The Transferee may exercise all the

Rights of such a holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent shall be affected by any notice to the contrary.

The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

The signature of the transferring Rights Certificate holder on Form 3 must be guaranteed by a Barbados licensed commercial bank or trust company or otherwise to the satisfaction of the Subscription Agent.

If less than all of the Rights evidenced by a Rights Certificate are to be sold or transferred, Form 4 should be completed and the Rights Certificate divided accordingly (see "To Divide or Combine the Rights Certificate- Form 4").

To Divide or Combine the Rights Certificate – Form 4

A Rights Certificate may be divided or combined with other Rights Certificates by completing Form 4 and delivering the Rights Certificate to the Subscription Agent. The Subscription Agent will then issue new Rights Certificates in such denominations totaling the same number of Rights as evidenced by the Rights Certificate being divided or combined, less any Rights which are being exercised by the holder as evidenced by a completed Form 1 as are requested by the holder. Rights Certificates must be surrendered for division or combination three (3) business days prior to the Expiry Time so as to permit the new Rights Certificates to be issued to and used by the holder prior to the Expiry Time.

Registration and Delivery of Share Certificates

Common Shares acquired through the exercise of Rights, including Additional Shares, will be registered in the name of the person to whom the Rights Certificate was issued or such holder's Transferee, if any, indicated on the Rights Certificate. Certificates evidencing Common Shares will be mailed as soon as practicable after the Expiry Time to such person or Transferee at the address specified on the Rights Certificate.

Validity and Rejection of Purchases

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any purchase will be determined by the Subscription Agent in its sole discretion, whose determination shall be final and binding. All subscriptions for Common Shares are irrevocable. The Subscription Agent reserves the absolute right to reject any subscription for Common Shares if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Subscription Agent also reserves the right to waive any defect with regard to any particular purchase. The Subscription Agent will not be under any duty to give any notification of any defect or irregularity in such purchases and the Subscription Agent shall not incur any liability for failure to give such notification.

INTENTIONS OF INSIDERS

After reasonable inquiry, the Company believes that all of the insiders of the Company have the intention of exercising the Rights they will receive in the Rights Offering.

USE OF PROCEEDS

The estimated net proceeds of this Rights Offering, assuming all of the Rights are exercised, will be approximately BDS$28,556,910.00 after payment of expenses of the issue. The net proceeds is expected to be used by the Company as follows:

- to invest in the capital of LPH Telecom Ltd., which in turn will invest in TeleBarbados and the AC International Group;
- to invest in the capital of LPH Real Estate Inc., which in turn will invest in the Savoy Properties Project; and
- for general corporate purposes, which may include working capital, acquisitions or investment opportunities.

The completion of the Rights Offering is not conditional on a minimum number of Rights being exercised by holders of Rights Certificates or on any minimum proceeds being realized from the exercise of such Rights.

CONSOLIDATED STATEMENTS OF INCOME

The following table sets out particulars of the consolidated statements of income of the Company as at December 31, 2002 to December 31, 2005.

CONSOLIDATED STATEMENTS OF INCOME 2002-2005				
	2005	2004	2003	2002
	$000's	$000's	$000s	$000's
Revenue	**339,231**	**301,593**	**272,490**	**241,904**
Operating Income	**24,422**	**22,973**	**22,392**	**22,005**
Interest Income	813	307	106	486
Income before interest and finance charges	25,235	23,280	22,498	22,491
Interest and finance charges	(7,067)	(3,756)	(3,892)	(3,333)
Income before taxation	**18,168**	**19,524**	**18,606**	**19,158**
Taxation	2,779	7,467	9,927	7,329
Deferred tax credit arising from change in tax rate	0	(14,759)	(2,057)	(3,479)
Net Taxation	2,779	(7,292)	7,870	3,850
Net Income for the year	15,389	26,816	10,736	15,308
Earnings per share (cents)	106.37	185.35	74.21	106.34

CORPORATE STRUCTURE

The only operating subsidiary of the Company as of December 31 2005 is The Barbados Light & Power Company Limited, a company incorporated in Barbados, which is a wholly owned subsidiary of Light & Power Holdings Ltd. The following table sets forth the other companies in which the Company will invest the proceeds of the Rights Offering and the jurisdiction of incorporation/formation of such subsidiaries:

Name of Subsidiary	Percentage Of Voting Securities/ Interests	Jurisdiction of Incorporation/ Formation
LPH Telecom Ltd.	100%	Barbados
LPH Real Estate Inc.	100%	Barbados

The following table sets forth the entities, in which LPH Telecom Ltd. and LPH Real Estate Inc. will invest and the jurisdiction of incorporation/formation of such entities.

Antilles Crossing International, LP which will have a 99.9 % interest in Antilles Crossing, LP formed under the laws of Delaware, U.S.A	25%	Delaware, U.S.A
Antilles Crossing - St. Croix, Inc.	25%	St. Croix, US Virgin Islands
AC (Barbados) IBC, Inc. which will have a 100% interest in Antilles Crossing (St. Lucia) Limited, a Company formed under the laws of St. Lucia	25%	Barbados
Antilles Crossing Holding Company (St. Lucia) Limited which will have a 100% interest in Tele (Barbados) Inc., formed under the laws of Barbados	25%	St. Lucia
Savoy Properties SRL	45%	Barbados

DESCRIPTION OF SHARE CAPITAL

Authorized and Issued Capital

The authorized capital of Light & Power Holdings Ltd., consists of:

100,000	-	5.5% Cumulative preference shares
500,000	-	10% Cumulative Redeemable Preference shares
100,000,000	-	Common Shares of no par value
10	-	Class A Redeemable Preference Shares

The Company has issued and outstanding

100,000	-	5.5% Cumulative preference shares
14,488,457	-	Common Shares of no par value.

Common Shares

Each Common Share entitles the holder to one vote at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive pro-rata the net assets of Light & Power Holdings Ltd. in the event of its liquidation, dissolution or winding-up or distribution of assets among its Shareholders. There are no pre-emptive, redemption or conversion rights attached to the Common Shares.

Preference Shares

Preference Shares are issuable, from time to time, in one or more series, as determined by the Board of Directors of Light & Power Holdings Ltd. Preference Shares, if issued, rank prior to the Common Shares with respect to the payment of dividends and the distribution of assets in the event of the dissolution of Light & Power Holdings Ltd., or the distribution of all or part of its assets among the Shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares. Subject to the provisions of Companies Act, Cap. 308 of the laws of Barbados and the Articles of Incorporation of the Company, the Preference Shares do not carry voting rights.

TRADING HISTORY

The Common Shares of the Company are quoted on the Barbados Stock Exchange. The following table shows particulars of trading of Common Shares of the Company on the Barbados Stock Exchange for the period January to December 2005:

MONTH	CLOSE ($)	VOLUME (SHARES)
January	9.60	14,640
February	10.20	3,559
March	10.70	6,723
April	11.00	5,000
May	11.10	12,653
June	11.15	11,990
July	11.25	86,649
August	11.25	1,000
September	11.25	3,756
October	11.25	4,942
November	11.25	5,277
December	11.25	2,345

TRANSFER AGENT

The transfer agent and registrar for the Common Shares of the Company is Barbados Central Securities Depositary Inc.

MANAGEMENT

Directors and Officers

The table presented below provides the name of the directors and executive officers of the Company and the offices held by them.

Ian. M. Cumming - Chairman

Ian Cumming of 529 East South Temple, Salt Lake City, Utah 84102, U.S.A has served as a director of The Barbados Light & Power Company Limited since 1988, and as Chairman of

Light & Power Holdings Ltd., since its incorporation in 1997. Mr. Cumming is a director and Chairman of the board of each of Leucadia National Corporation and The FINOVA Group Inc., and a director of each of Skywest, Inc. and HomeFed Corporation. Mr. Cumming was a member of the United Nations Group of Eminent Persons on Sustainable Development of Small Island Developing States and has also served as a director of The Nature Conservancy.

Frank O. McConney, G.C.M. - Managing Director

Frank McConney of Rowans, St. George, Barbados has served as a director of The Barbados Light & Power Company Limited since 1977, and as Managing Director from 1979 to 1999. Since then he has served as Managing Director of Light & Power Holdings and Chairman of The Barbados Light and Power Company Limited. Always interested in public service, Mr. McConney pioneered the establishment of the Caribbean Association of Electric Utilities, and has served as Chairman of the Barbados Industrial Development Corporation, the Barbados Metrication Board, the Barbados National Standards Institution, the Barbados Port Authority and the Barbados Institute for Management and Productivity. He also currently serves as President of the Bellairs Research Institute of McGill University.

Ian St. C. Carrington - Director

Ian Carrington of #82 Warners Gardens, Christ Church, Barbados joined the Board of The Barbados Light & Power Company Limited and Light & Power Holdings Ltd in 2000. Mr. Carrington is the director of the National Insurance Scheme and is responsible for administering the National Insurance and Social Security Act, which provides payments through sickness, maternity, invalidity, funeral grants, old-age contributory grants or pensions. Prior to his current position, he was the Supervisor of Insurance with responsibility for regulating the domestic and offshore insurance industry. Previously he served as Chief Management Accountant in the Ministry of Finance and Economic Affairs where he was responsible for developing and introducing financial systems in government statutory corporations.

Mr. Carrington is a former director of CGA - Barbados, where he served as President and Secretary of the Certified General Accounting Association. In 1999, he was awarded FCGA designation for outstanding professional service to the community.

Richard L. V. Edghill - Director

Richard Edghill of 3 Atlantic Shores, Christ Church, Barbados joined the Boards of Light & Power Holdings Ltd and The Barbados Light & Power Company Limited in 2003. He is the co-founder of Edghill Associates Limited which has been in operation over 28 years and specializes in civil and marine works in Barbados and throughout the Eastern Caribbean. Mr. Edghill also sits on the Board of Directors of Trident Insurance.

Sir Henry Forde, K.A., Q.C. – Director

Sir Henry Forde of "Codrington Court", Society, St. John, Barbados first served on the Board of The Barbados Light & Power Company in 1969 and 1970, and joined the Light & Power Holdings and The Barbados Light & Power Company Boards again in 1998.

Sir Henry was a Member of the House of Assembly of Barbados from 1971 to 2003. He served as Minister of External Affairs and Attorney General, Minister of State, Member of the Privy Council, Leader of the Opposition in Barbados from I986-1989 and January 1991 to 31st July 1993, Chairman of the National Insurance Board, Member of the International Commission of Jurists, Member of the Commonwealth Parliamentary Association, Chairman of the Commonwealth Observer Group to Seychelles, Member of the Commonwealth

Committee of Experts on vulnerability of Small States, Leader of the Barbados Delegations to U.N., OAS., and is a Member of the Barbados National Trust.

E. Livy Greaves - Director

Livy Greaves of 7A Gibbs Glade, St. Peter, Barbados was an airline executive for many years. He has been a director of The Barbados Light & Power Company since 1970 and of Light & Power Holdings Ltd., since its incorporation in 1997. He served as Chairman of the Barbados Tourism Authority and the Barbados Marketing Corporation. He was a member of the University of the West Indies Council. He was a director of the Barbados Telephone Company and President of the Jaycees.

Andrew A. Gittens - Director

Andrew Gittens of Reservoir Road, Brittons Hill, St. Michael, Barbados has been the Managing Director of The Barbados Light & Power Company Limited since 1999 and has served in various positions of increasing engineering responsibility since 1967. An electrical engineer, Mr. Gittens has been involved in numerous charitable and community activities including service in the Rotary Club of Barbados and is a past President of the Barbados Association of Professional Engineers, and is a former member of the National Council of Science and Technology. Mr. Gittens is also a member of the Society of Friends of the Garrison, the Committee for the Barbados Military Cemetery Association and is a trustee of Barbados Institute of Management and Productivity.

H. E. Scruggs - Director

H. E. Scruggs of 1448 Devonshire Drive, Salt Lake City, Utah 84108, U.S.A was appointed to the Boards of Light & Power Holdings Ltd., and The Barbados Light & Power Company in 2003. He is Vice President of Leucadia National Corporation, with responsibility for Leucadia's operating subsidiaries and affiliates in insurance, banking, manufacturing, electric utilities, mining and telecommunications. Mr. Scruggs has extensive community, university and political interests. He has served as a visiting professor at the University of North Carolina, Chief of Staff to the Governor of Utah, and Counsel to the United States Judiciary Sub-Committee on the Constitution.

Margaret A. R. Walcott, SCM - Director

Mrs. Walcott of 'Budleigh' Garden Gap, Worthing, Christ Church, Barbados has served on the Board of Light & Power Holdings Ltd., since its inception in 1997, and of The Barbados Light & Power Company Limited since 1977, at which time she worked as an Accountant. Previously she held administrative posts in regional organizations such as the Regional Economic Committee and The West Indies Sugar Association. Community wise she served in the British Forces in the United Kingdom during the second world war, and was very active locally and internationally in the Girl Guide Movement and the YWCA. She has also served as an independent for a term in the Barbados Senate.

Peter W.B. Williams - Director

Peter Williams of 1 Brighton, St. George, Barbados joined the Boards of Light & Power Holdings Ltd., and The Barbados Light & Power Company Limited in February 2006. He is the Chief Operating Officer of The Barbados Light & Power Company Limited, a position to which he was appointed in 2004, having worked in a number of engineering positions since first joining the Company in 1977. A mechanical engineer, Mr. Williams is a past President of the Barbados Association of Professional Engineers and is a Member of The Institution of Mechanical Engineers (UK) and the Institute of Electrical and Electronic Engineers. He is Chairman of St. Patrick's Roman Catholic School and is the founder of Suzuki Music (Barbados) whose aim is to promote music education for very young children.

Hartley Richards – Company Secretary

Mr. Hartley Richards of Kiberick House Plum Tree Hill, St. Thomas, Barbados joined The Barbados Light & Power Company Limited in 1981 in the capacity of Secretary/Treasurer. Mr. Richards is the Company Secretary for both The Barbados Light & Power Company Limited as well as its parent company Light & Power Holdings Ltd. He is currently the Manager, Corporate Services of The Barbados Light & Power Company Limited, having assumed this post in 1989. In this capacity he has responsibility for Human Resources, Property & General Insurance, Industrial Relations and General Administration. A Chartered Accountant, Mr. Richards was awarded the FCGA (Fellow of the Certified General Accountants) designation in June 1991 for exceptional professional service to the community. He is also a Fellow of the Institute of Chartered Accountants of Barbados (FICAB) and a former director of both the Chamber of Commerce and CGA Barbados. He also served as President of both bodies.

PRINCIPAL SHAREHOLDERS

As of the date hereof, the only persons holding of record, or known to the Company to beneficially own, directly or indirectly, more than 20% of the issued and outstanding Common Shares are the following:

Name and Residence of Beneficial Owner	Number of Common Shares owned as of *December 31, 2005*	Percentage of Shares Prior to Giving Effect to the Rights Offering
Canadian International Power Company Limited, 315 Park Avenue South New York New York U.S.A[1]	5,265,712	36.34%
The National Insurance Board Bridgetown, Barbados	3,316,157	22.89%

As at December 31, 2005 the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, 124,441 Common Shares representing 0.817% of the total outstanding Common Shares.

CURRENCY

All dollar amounts referred to in this Circular are in Barbados currency.

[1] Leucadia indirectly owns 100% of Canadian International Power Company Limited.

RISK FACTORS

Although the directors of the Company believe in the business opportunities which are intended to be financed by this rights issue they wish to point out that investing in the securities offered in this document involves risks. Therefore you should carefully consider the following risk factors in addition to the other information in this offering circular before deciding whether to invest in the Company's shares. The businesses in which LPH Telecom Ltd. and LPH Real Estate Inc. propose to invest part of the proceeds of this Rights Offering could be adversely affected due to any of the following risks. Any adverse effect on all or any of these businesses could have an adverse affect on Holdings' operating results and financial condition and could cause the trading price of Holdings' Common Shares to decline, and you could lose all or part of your investment.

Risks Relating to TeleBarbados' Business

The market for TeleBarbados' telephone and data services is highly competitive and these competitive pressures may result in lower prices or reduced demand for its services.

Competition in the telephone and data service industry is intense and we expect competition to increase. Some of TeleBarbados' competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than it does. Its principal competitor is CWB, which has an established presence in Barbados and the region, and has operated without any significant competition for several years. CWB may benefit from long-standing relationships with customers and the government, significant cash balances, the previously existing local communications network and large numbers of employees. CWB may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. CWB may also choose to compete with TeleBarbados by offering more aggressive pricing or devoting greater resources to product marketing than TeleBarbados. This competition may result in lower prices or reduced demand for TeleBarbados' services, which may impair its ability to become profitable.

TeleBarbados may also face additional competition if new participants enter the markets in which it operates, in particular those using a VoIP platform. It is unclear if VoIP will be licensed in Barbados. In most instances, VoIP services are priced substantially below circuit-switched rates. Rapid deployment and market acceptance of VoIP services could negatively impact TeleBarbados revenues and incomes.

TeleBarbados may fail to secure requisite licenses and approvals or lose any licenses or approvals it has already received. This could disrupt its business and adversely affect its financial condition.

TeleBarbados requires telecommunications network carrier and service licenses to operate in Barbados and has already received such licenses. If TeleBarbados were to lose these licenses, its operations would be adversely affected.

TeleBarbados will be dependent on the AC System fibre for its voice and data transmissions. Any disruption of the AC System fibre could have an adverse affect on TeleBarbados' operations.

TeleBarbados sends its voice and data transmissions over the AC System fibre. The AC System subsea fibre is subject to damage or destruction. See "Risks Relating to AC International Group's Business". Subsea fibre is subject to damage or destruction from shipping or subterranean events. Any damage to the AC System fibre could have a material adverse effect on TeleBarbados' operations.

There is no guarantee that TeleBarbados will perform in line with expectations or become profitable.

TeleBarbados is a start-up company with no proven track record in operating its business. As a result, there is no guarantee that its operations will perform in line with expectations or that it will become profitable.

Changes in regulations could adversely affect the operations and revenues of TeleBarbados.

TeleBarbados is subject to government rules and regulations in the markets in which it operates. While we believe that it is currently abiding by all such rules and regulations and that no such current rules and regulations would have an adverse affect on it, it is possible that such rules and regulations may change, thereby adversely affecting its operations and revenues. Regulations that might be imposed upon TeleBarbados could include price controls if its market share were to grow to a point where it would be the dominant carrier in any particular market that it serves.

If a hurricane were to occur in Barbados, it could have a catastrophic impact on the local economy, which would decrease demand for TeleBarbados' services, and could also cause severe damage to TeleBarbados' above-ground equipment. If either of these were to occur it could adversely affect TeleBarbados' revenues and income.

Hurricanes in 2004 created severe devastation on Grenada and the Cayman Islands. Such events had a severe negative impact upon the economies of these islands and tourism to these islands. If future hurricanes and other extreme weather events impacted Barbados, damage to the local economy could decrease demand for TeleBarbados' services. In addition, TeleBarbados' above-ground equipment could be severely damaged, causing a disruption in service and increasing capital costs. Decreased demand for its services and damage to its equipment could adversely affect TeleBarbados' revenues and income.

If TeleBarbados is unable to attract, assimilate or retain qualified personnel, its ability to provide telecommunications services could be adversely impacted.

The success of TeleBarbados' business depends on its ability to attract and retain highly qualified individuals for various positions, some of which require strong technical and complex sales expertise. If TeleBarbados is not successful in attracting, assimilating or retaining such individuals to fulfill its future needs, its operations could be adversely affected.

The use of relatively new wireless technologies by TeleBarbados may limit market acceptance, adversely affecting TeleBarbados' revenues and income.

TeleBarbados' on-island network will deploy terrestrial fibre optic and fixed wireless last-mile solutions, with the latter being a relatively new technology. Functional and security concerns of potential customers may limit market acceptance of these wireless technologies. A longer sales cycle and a limitation on market size could also result. If the market acceptance of these technologies is limited due to security concerns or network reliability, it could adversely affect TeleBarbados' revenues and incomes.

Other competitors may deploy technically efficient VoIP services which could undercut TeleBarbados' price structures.

It is unclear if the Government will license VoIP in Barbados. TeleBarbados may utilize VoIP switching platforms in addition to its circuit-switched international calling platforms. In most instances, VoIP services are priced substantially below circuit-switched rates. Rapid deployment and market acceptance of VoIP services could negatively impact TeleBarbados revenues and incomes.

Currently CWB is price-regulated for many of the domestic services for which TeleBarbados will compete. Regulated services include provision of local exchange services, international long distance calling rates and international private circuits. Pricing of domestic data circuits is not price-regulated. The current price-cap mechanism under which CWB operates expires August 1, 2008.

If TeleBarbados' market share in any of these price segments grows substantially, then CWB may decide to petition the Fair Trading Commission to prematurely end the price restrictions. In addition, the price-cap mechanism does permit CWB to target price reductions in certain sectors and targeted price reductions in a specific product segment could negatively impact TeleBarbados pricing or market share in that segment and its revenues and net income.

Risks Relating to the AC International Group's Business

Improper design and installation of subsea fibre could adversely affect the AC International Group's business.

Certain subsea telecommunications networks have been subject to failure despite predictive life spans of 20-25 years. The most common faults which create service interruptions are electrical faults, repeater failure or cable armouring damage. Any failure could have an adverse affect on the AC International Group's results of operations.

Subsea fibre is subject to damage or destruction from shipping or subterranean events.

The subsea fibre of the AC System is subject to damage or destruction due to physical disturbances, such as being physically struck by a ship's anchor or by fish trawling equipment. Subterranean landslides or subsea volcanic activity could also damage or destroy the fibre. If such an incident were to occur, it would disrupt the system, thereby adversely affecting the AC International Group's revenues and results of operations.

The AC International Group has not yet executed all of the desired interconnection agreements with carriers in St. Lucia and Barbados, and there is no guarantee that it will be able to enter into such agreements or do so on favourable terms.

Currently the AC International Group has not entered into all of the desired agreements with networks operated by the incumbent carriers in St. Lucia and Barbados. The failure to execute contracts on a timely basis or on terms favourable to the AC International Group could have a negative impact on the interconnection of networks and the AC International's revenues.

Technology in the telecommunications industry is rapidly changing, and new advances may make the AC System less competitive or obsolete.

The profitability of subsea telecommunications has been adversely impacted by advances in dense wave division multiplexing technologies that resulted in a significant increase in fibre transmission capacity at negligible capital cost. The ability to compress more signals through a specific fibre undermined the profitability of many existing subsea systems, notably on competitive routes. Further advances in technology could impact the profitability of the AC System fibre. In addition, Internet packet transmission and VoIP efficiencies have undermined traditional circuit switched cost structures and will continue to be a competitive threat, most particularly as high-speed Internet access penetration rates increase.

The AC International Group is dependent upon new or less established carriers in the markets served by the AC System, and as a result may not realise expected revenues in these markets.

In the markets served by the AC System, CWB and its affiliates are the dominant carriers. Consequently, the AC International Group is dependent to a certain extent upon the success of new and emerging carriers in their respective retail markets as well as AC International's ability to secure transmission contracts from such carriers. If these new or emerging carriers are not successful or if the AC International Group is not otherwise able to secure contracts from these carriers, its revenues could be adversely affected.

There is no guarantee that the AC International Group will perform in line with expectations or become profitable.

The AC International Group is a start-up company with no proven track record in operating its business. As a result, there is no guarantee that its operations will perform in line with expectations or that it will become profitable.

Changes in regulations could adversely affect operations and revenues of the AC International Group.

The AC International Group is subject to government rules and regulations in the markets in which it operates. While we believe that it is currently abiding by all such rules and regulations and that no such current rules and regulations would have an adverse affect on it, it is possible that such rules and regulations may change, thereby adversely affecting its operations and revenues. Regulations that might be imposed upon the AC International Group include price controls if its market share were to grow to a point where it would be the dominant carrier in any particular market that it serves.

A hurricane or other extreme weather event in the markets of the AC International Group could have a catastrophic impact on the local economies, which would decrease demand for AC International's services and adversely affect its revenues and income.

Hurricanes in 2004 created severe devastation on Grenada and the Cayman Islands. Such events had a severe negative impact upon the economies of these islands and tourism in these islands. Consequently, telecommunications traffic volumes declined in these places. Future hurricanes and other extreme weather events in the markets which the AC International Group serves could adversely impact its revenues and income.

Another party could build an additional sub-sea system to the island and significantly decrease demand for services and affect revenues of TeleBarbados and the AC International Group.

Other parties have been awarded landing licenses in Barbados and there is a risk that someone will build an additional sub-sea system to the island. If this were to happen, the sudden influx of capacity could significantly erode prices and harm the long-term success of TeleBarbados and Antilles Crossing.

<u>Risks Relating to the Savoy Properties Project</u>

The concentration of a limited number of real estate projects in Barbados makes this project sensitive to Barbados demographic changes and economic conditions, which could adversely impact the results of the project.

Because the Savoy Properties' development activities consist exclusively of a single project in Barbados, its business depends on the viability of the Barbados office rental market. A downturn in this market, driven by reduction in demand from office and commercial tenants (both domestic and international) doing business in Barbados could adversely affect the ability to lease office space.

Construction costs on this project may increase due to limited resources available on Barbados, which could adversely impact the cost of the project.

The Barbados construction market is going through a significant growth phase which has put considerable strain on limited local construction labour and materials resources. This in turn could drive construction costs up, thereby reducing profit margins on the project to unacceptable levels. In addition, because many construction materials are imported from abroad, inventory shortages caused by adverse conditions abroad could adversely impact the cost of the project.

Property in Barbados, particularly the Savoy Properties project, which will be ocean front and part of which may be situated on a pier in the Caribbean Sea, is at risk from weather related disasters.

The Savoy Properties' buildings will be located on the shore and possibly on a pier. The proximity of the project to the ocean carries with it all the risks relating to storms, wind, hurricanes and other ocean related impacts. While Barbados is not in an area of high hurricane frequency, it is susceptible to storms from time to time. Having an ocean front location exposes the buildings to any storm surge, wind, salt or wave damage generated from a significant storm in the area.

In addition, insurance against certain risks, such as storms or floods, may be unavailable, available at very high rates or available only in limited amounts. Accordingly, the project may not be fully insured against these risks. In the event of damage in excess of insurance coverage, the Company may be required to invest additional amounts for repairs.

The project may not be able to satisfy the requirements of all the permits necessary to develop and operate the properties.

Various permits have been obtained in connection with the operation and development of the Savoy Properties project before construction can begin. Finalizing agreements, completing due diligence, obtaining the necessary governmental permits and preparing the construction site is a complex and time-consuming process. There is no guarantee that all of the permits will be granted for the project or that the parties will be able to fulfill all of the requirements imposed pursuant to these permits. The failure to meet the requirements of the necessary permits could delay development of the project, increase costs or may result in cancellation of the project.

There is considerable competition for office space and the project's office buildings may not be fully leased at profitable rates.

There are many office buildings currently available, under construction or being planned in Barbados, which could provide competition for tenants. The competition could affect the project's ability to lease the buildings at levels needed for the project to be profitable.

The Savoy Properties project will take an extended time to complete, during which time market conditions may change, adversely affecting the profitability of the project.

There will be a significant time frame between the start of the project and the time tenants begin to pay rent. During that time, the market for real estate such as the Savoy Properties project could change considerably, adversely affecting the profitability of the project.

Increases in interest rates may have an adverse impact on the results of the project.

The Savoy Properties project will be partially financed through bank borrowings. Increases in interest rates will have an adverse impact on the costs and/or financial performance of the project.

The project is subject to general development risks, which could adversely affect the results of the project.

The project is subject to all of the risks related to commercial development generally and also risks related to such development in Barbados. These include (i) changes in the international business environment; (ii) changes in local laws discouraging international businesses from doing business in Barbados; (iii) delays in construction schedules and cost overruns; (iv) changes in governmental regulations and requirements and (v) increases in real estate taxes and other fees. Any of these occurrences could adversely affect the results of the project.

CERTIFICATE OF THE COMPANY

Dated:[.................]2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances.

Ian M. Cumming Director	Frank O. McConney Director
Ian St.C Carrington Director	Richard L. V. Edghill Director
Sir Henry Forde, K.A., Q.C. Director	E. Livy Greaves Director
Andrew A. Gittens Director	H. E. Scruggs Director
Margaret A. R. Walcott, SCM Director	Peter B. Williams Director

FORM 1

RIGHTS CERTIFICATE & SUBSCRIPTION FORM

Name and Address of Shareholder *Rights Entitlement*

Dear Shareholder;
In accordance with the provisions of this Rights Offering Circular and subject to the terms and conditions stated therein, you have been allocated the number of Rights set opposite your name above.

By order of the Board

....
Secretary

TO SUBSCRIBE FOR SHARES

I hereby irrevocably subscribe for the number of Shares indicated below, upon the terms and subject to the conditions stated in the Rights Offering Circular dated August 2, 2006 at the subscription price of BDS$10.00 per Share. By subscribing for Shares herewith, I confirm that I am not, or any beneficial purchaser on whose behalf I am acting is not, in violation of any applicable securities laws or other related legislation.

NUMBER OF SHARES SUBSCRIBED FOR AT $10.00 (BDS) **PER SHARE**

TOTAL PRICE :...($10.00 x number of Shares subscribed for in this Form)

The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

I ENCLOSE PAYMENT IN FULL OF THE SUBSCRIPTION PRICE IN BARBADIAN FUNDS BY CHEQUE MADE PAYABLE TO LIGHT & POWER HOLDINGS LTD., AND WARRANT THAT THE CHEQUE WILL BE HONOURED UPON FIRST PRESENTATION. I AGREE THAT IF THE CHEQUE IS NOT HONOURED UPON FIRST PRESENTATION MY APPLICATION FOR THE SUBSCRIBED SHARES SHALL LAPSE AND BE OF NO FURTHER EFFECT.

....
SIGNATURE OF SUBSCRIBER

DATED:

IF THE SUBSCRIBER IS OTHER THAN THE ABOVE NAMED REGISTERED HOLDER OF THIS RIGHTS CERTIFICATE, FORM 3 MUST BE DULY COMPLETED STATING THE NAME AND ADDRESS OF THE TRANSFEREE.

FORM 2

TO SUBSCRIBE FOR SHARES PURSUANT TO THE ADDITIONAL SUBSCRIPTION PRIVILEGE

I hereby irrevocably subscribe for Shares of the Company available under the Additional Subscription Privilege upon the terms and subject to the conditions stated in the Rights Offering Circular dated August 2, 2006. I hereby irrevocably agree to accept the number of Shares allotted to me in accordance with such terms and the procedure as set out in the Rights Offering Circular, subject to any maximum number of Shares specified below. I warrant that my cheque will be honoured upon first presentation and agree that if the cheque is not so honoured my application for Shares pursuant to the Additional Subscription Privilege shall lapse and be of no further effect.

NUMBER OF ADDITIONAL SHARES SUBSCRIBED FOR AT BDS$10.00 PER SHARE

____

TOTAL PRICE [$....................................] (BARBADOS CURRENCY)

Payment in full of the subscription price of such Additional Shares in Barbadian funds by cheque must be made to Light & Power Holdings Ltd. with this subscription. In the event of an over-subscription for Additional Shares pursuant to this Additional Subscription Privilege the Subscription Agent shall return to subscribers the excess funds paid for subscription of such Shares.

FORM 3

TO SELL OR TRANSFER RIGHTS. IF THE RIGHTS ARE SOLD THROUGH A DEALER OR BROKER, DO NOT FILL IN THE NAME AND ADDRESS OF TRANSFEREE.

For value received, I, the transferor, transfer the Rights evidenced hereby to the transferee named below in accordance with the terms and conditions specified on the reverse hereof and the Rights Offering Circular dated August 2, 2006.

Name of Transferee ....
Please print – showing one given name

Address ....

....

TO SUBSCRIBE, THE TRANSFEREE MUST FILL IN THE ABOVE PARTICULARS AND ALSO COMPLETE FORM 1.

Signature of Rights Certificate holder...

Signature guaranteed by...
[Licensed Commercial Bank or Trust Company]

The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

FORM 4

TO DIVIDE – COMBINE OR EXCHANGE THE RIGHTS CERTIFICATES

In exchange for the Rights Certificate(s) herewith tendered, please deliver to the undersigned new Rights Certificate(s) in the name of the undersigned as indicated below. If a Rights Certificate is being divided, each new Rights Certificate must represent a whole number of Rights. The total number of Rights must not exceed the number of Rights represented by this certificate and/or the certificates surrendered herewith.

.... Rights Certificate(s) for

.... Rights Certificate(s) for

Signature of Rights Certificate holder

Directions for Use
[Reverse of the Certificates]

The Rights Certificate will be void and without value if not used for subscription before 4.00 p.m., Barbados time, at the office of BNB Finance & Trust Corporation specified below, on September 1, 2006.

TO SUBSCRIBE

A Shareholder or transferee of this Rights Certificate wishing to subscribe for Shares must complete Form 1 and deliver this Rights Certificate together with payment in full of the Subscription Price to BNB Finance & Trust Corporation at its office shown below prior to 4.00 p.m., Barbados time, on September 1, 2006. A Shareholder or transferee may only subscribe for whole Shares.

ADDITIONAL SUBSCRIPTION PRIVILEGE

If Form 1 is completed with respect to the maximum number of Shares that can be subscribed for with the Rights evidenced hereby, the holder may, by completing Form 2, subscribe for its proportionate part of the Shares which are not subscribed for by the expiration of the Rights, subject to any maximum number specified by the holder in Form 2. Payment in full of the Subscription Price of the maximum number of Additional Shares so subscribed for must accompany this certificate when it is delivered to BNB Finance & Trust Corporation.

TO SELL OR TRANSFER RIGHTS

Complete Form 3 and deliver this Rights Certificate in ample time for the transferee to use it before the expiration of the Rights. IF FORM 3 IS PROPERLY COMPLETED, THE TRANSFEREE MAY USE IT FOR SUBSCRIPTION WITHOUT OBTAINING A NEW RIGHTS CERTIFICATE. The signature of the Rights Certificate holder must be guaranteed by a Barbados licensed commercial bank, insurance company, or trust company or otherwise to the satisfaction of BNB Finance & Trust Corporation. If Form 3 is signed by a trustee, executor, administrator, curator, tutor, guardian, attorney, officer of a corporation, partnership, association or any person acting in a fiduciary or representative capacity, it should be accompanied by satisfactory evidence of authority to act. The Rights issued pursuant to this Rights Offering may not be offered, sold or transferred by U.S. Persons (as that term is defined in Regulation S of the U.S. Securities Act), except in accordance with the provisions of Regulation S (Rules 901 through 905). Common Shares acquired pursuant to the exercise of Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

TO DIVIDE OR COMBINE CERTIFICATES

Complete Form 4 and deliver this Rights Certificate to BNB Finance & Trust Corporation at its office shown below three (3) business days prior to the Expiry Date. Rights Certificates representing fractional Rights will not be issued.

SHAREHOLDERS NOT RESIDENT IN BARBADOS

THE RIGHTS ARE NOT QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY JURISDICTIONS OTHER THAN BARBADOS. FURTHER, THE RIGHTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A HOLDER RESIDENT IN ANY JURISDICTION OTHER THAN BARBADOS WITHOUT SUCH PERSON HAVING COMPLIED WITH ALL APPLICABLE LAWS AND REGULATIONS OF THE TERRITORY IN WHICH SUCH PERSON RESIDES.

PARTICULARS AND DESCRIPTION OF SUBSCRIPTION AGENT
BNB Finance & Trust Corporation
Independence Square
Bridgetown
BARBADOS

Payments may be made by way of electronic transfer of funds as follows:

PAY:

INTERMEDIARY BANK (PAY THRU BANK)	Bank of New York 1 Wall Street New York New York 10006 U.S.A ABA 021000018 SWIFT ADDRESS: IRVTUS3N
ACCOUNT WITH INSTITUTION	ACCOUNT NO. A/C# 803-302-9617 Barbados National Bank Inc. SWIFT ADDRESS: BNBABBBB
ACCOUNT NO. DETAILS OF PAYMENT	A/C 0120 8282 For the Account of Light & Power Holdings Ltd. Rights Offering By Order of: **Name of Sender / Purchaser**